UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PowerSchool Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73939C106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Onex Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 71,118,123
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 71,118,123

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,118,123
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.22%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 201,940,559 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) (together with an equal number of common limited liability company interests in PowerSchool Holdings, LLC (“Common Units”)).

1.	Names of Reporting Persons Pinnacle Holdings I L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,968,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,968,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,968,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.44%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV Select LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 256,355
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 256,355

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,355
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex US Principals LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 849,226
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 849,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,226
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 45,981,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 45,981,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,981,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 22.77%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV GP LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,097,745
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,097,745

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,097,745
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 24.31%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV PV LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,798,302
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,798,302

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,798,302
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.35%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex PowerSchool LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,914,797
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,914,797

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,914,797
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.36%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners Canadian GP Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,354,100
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,354,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,354,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 24.44%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex American Holdings GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,764,023
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,764,023

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,764,023
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.78%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Private Equity Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,764,023
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,764,023

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,764,023
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.78%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 49,097,745
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,097,745

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,097,745
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 24.31%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Onex Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 256,355
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 256,355

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,355
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

1.	Names of Reporting Persons Gerald W. Schwartz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 71,118,123
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 71,118,123

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,118,123(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.22%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based on 201,940,559 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023, which includes 37,654,059 shares of Class A Common Stock issuable in exchange for 37,654,059 shares of Class B Common Stock (together with an equal number of Common Units).

Item 1(a).	Name of Issuer

PowerSchool Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

150 Parkshore Drive Folsom, CA 95630

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i)  Onex Corporation

(ii)  Pinnacle Holdings I L.P.

(iii)   Onex Partners IV Select LP

(iv) Onex US Principals LP

(v)   Onex Partners IV LP

(vi) Onex Partners IV GP LP

(vii)  Onex Partners IV PV LP

(viii)  Onex PowerSchool LP

(ix) Onex Partners Canadian GP Inc.

(x)   Onex American Holdings GP LLC

(xi) Onex Private Equity Holdings LLC

(xii)  Onex Partners IV GP Ltd.

(xiii)  Onex Partners IV GP LLC

(xiv) Gerald W. Schwartz

The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2022, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Onex Corporation, Onex Partners IV GP Ltd., Onex Partners Canadian GP Inc., Gerald W. Schwartz:

161 Bay Street, Suite 4900

Toronto, Ontario M5J 2S1

Canada

Onex Partners IV LP, Pinnacle Holdings I LP, Onex PowerSchool LP, Onex Partners IV Select LP, Onex Partners IV PV LP, Onex Partners IV GP LP, Onex US Principals LP, Onex Private Equity Holdings LLC, Onex American Holdings GP LLC, Onex Partners IV GP LLC:

712 Fifth Avenue, 40th Floor

New York, NY 10019

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

73939C106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n): Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned: See responses to Item 9 on each cover page.

(b)   Percent of Class: See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by Pinnacle Holdings I L.P., Onex Partners IV Select LP, Onex US Principals LP, Onex Partners IV LP, Onex Partners IV GP LP, Onex Partners IV PV LP and Onex Powerschool LP. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and Mr. Gerald W. Schwartz may be deemed to beneficially own the shares of Class A Common Stock held directly by Onex Partners IV Select LP, Onex US Principals LP, Onex Partners IV LP, Onex Partners IV GP LP, Onex Partners IV PV LP, Onex Powerschool LP, and Pinnacle Holdings I L.P., through Onex Corporation’s ownership of all of the equity of Onex Partners Canadian GP Inc., which owns all of the equity of Onex Partners IV GP Limited, the general partner of Onex Partners IV GP LP, the general partner of Onex Partners IV Select LP, Onex Partners IV LP, and Onex Partners IV PV LP, which hold interests in Pinnacle Holdings I L.P.; and through Onex Corporation’s ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex Powerschool LP and Onex US Principals LP. Mr.Gerald W. Schwartz, the Chairman, Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

ONEX CORPORATION

By:	/s/ David Copeland
Name:	David Copeland
Title:	Managing Director, Finance

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name:	David Copeland
Title:	Vice President

ONEX PARTNERS IV GP LTD.

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PARTNERS IV GP LP

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PARTNERS IV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PARTNERS IV PV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX POWERSCHOOL LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

PINNACLE HOLDINGS I L.P.

By: Pinnacle Holdings I GP Inc.
Its: General Partner

By:	/s/ Laurence Goldberg
Name:	Laurence Goldberg
Title:	Vice President

ONEX PARTNERS IV SELECT LP

By: Onex Partners IV GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PRIVATE EQUITY HOLDINGS LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX US PRINCIPALS LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PARTNERS IV GP LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

/s/ Christopher A Govan
Name:	Gerald W. Schwartz
Per Christopher A Govan, Attorney in Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 8, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons with the SEC on February 8, 2022).